

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2015

Altaf S. Shariff
President and Chief Executive Officer
Sadiya Transport, Inc.
H. No. 5-104, Indira Nagar Colony, Shanti Nagar,
Waddepally, Mahabub, State of Telangana, India 590126

> **Re: Sadiya Transport, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 22, 2015**
> **File No. 333-204242**

Dear Mr. Shariff:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 12, 2015 letter.

Registration Statement Cover Page

1. We note your response to our prior comment 1. Given that you are registering the offer of a number of shares, please revise to indicate that you are calculating the fee under Rule 457(a).

Risk Factors, page 7

We may not be successful at re-modeling our rickshaw(s), page 7

2. We note your response to our prior comment 6 and reissue. We note at page 19 under "Services," you discuss the modifications you hope to make to rickshaws in order to make them handicap friendly. Please make this risk factor more specific to discuss the risks involved with being able to make your proposed modifications to an already built rickshaw.

You may contact Effie Simpson at (202) 551-3346 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Carol S. McMahan, Esq.
        Synergy Law Group, LLC